UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Tender Offer

On May 19, 2017, KB Financial Group Inc. (“KB Financial Group”) announced the results of its tender offer for the common shares of KB Insurance Co., Ltd. (“KB Insurance”). Details of the tender offer results are as follows:

1.	Name of the Target Company: KB Insurance

2.	Class of Shares to be Acquired: Common shares of KB Insurance in registered form

3.	Number of Shares Expected to be Acquired in the Tender Offer:

Number of Shares Expected to be Acquired	Tender Offer Price
40,027,241	KRW 33,000 per share

Note) All of the tendered shares will be acquired irrespective of the number, and the payment of the tender offer price will be made in cash.

4.	Results of the Tender Offer:

Type of Shares	Number of Shares Expected to be Acquired	Number of Shares Tendered	Number of Shares Acquired
Common shares of KB Insurance in registered form	40,027,241	36,237,649	36,237,649

5.	Tender Offer Period: April 17, 2017 ~ May 12, 2017 (26 days)

(Settlement Date: May 19, 2017)

6.	Share Ownership Status of Offeror

a.	Ownership Status by Type of Shares

(As of May 19, 2017)	(Unit: Shares, %)
Type of Shares	Number of Shares			Ownership Post Tender Offer (%)
	Prior to the Tender Offer	Tender Offer	Post Tender Offer
Common Shares	26,472,759	36,237,649	62,710,408	94.30
Preferred Shares	—	—	—	—
Warrants	—	—	—	—
Convertible Bonds	—	—	—	—
Rights	—	—	—	—
Exchangeable Bonds	—	—	—	—
Depositary Receipts	—	—	—	—
Others	—	—	—	—

Total	26,472,759	36,237,649	62,710,408	94.30

b.	Ownership Status by Owner

(As of May 19, 2017)	(Unit: Shares, %)

Name	Number of Shares as of the Filing Date of the Tender Offer Statement (A)		Change in the Number of Shares as a result of the Tender Offer (B)		Number of Shares Post Tender Offer (A+B)		Remarks
	Number of Shares	Shareholding Ratio	Number of Shares	Shareholding Ratio	Number of Shares	Shareholding Ratio
KB Financial Group	26,472,759	39.81	36,237,649	54.49	62,710,408	94.30	Offeror

Total	26,472,759	39.81	36,237,649	54.49	62,710,408	94.30	—

Note) The number of shares held and the shareholding ratio are calculated based on the total number of issued shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: May 19, 2017	By:	/s/ Jae Keun Lee

(Signature)

	Name:	Jae Keun Lee

	Title:	Managing Director and Chief Financial Officer